Exhibit 99.2

Form of Proxy Card
ELTEK LTD.
PROXY FOR ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD October 17, 2017

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

Items 2, 3, 4, 6, 7 and 80 require an indication of "Personal Interest" (as defined under the Israeli Companies Law) in the resolution. Please explicitly indicate whether you have a Personal Interest in items 2, 3, 4, 6, 7 and 8 by marking an X in one of the boxes shown, otherwise your vote will not be counted.

For information regarding the definition of "Personal Interest", see the "Votes Required" section of the Proxy Statement.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL PROPOSALS.

1.
Proposal to re-elect Messrs. Yitzhak Nissan, Mordechai Marmorstein, Gavriel David Meron, David Rubner and Erez Meltzer to the Company's Board of Directors, until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

☐  FOR ALL NOMINEES        ☐  WITHHOLD AUTHORITY FOR ALL NOMINEES

2.	Proposal to re-elect Mr. Gad Dovev for a second term as an external director, to hold office for three (3) years, as of October 6, 2017, without modification of terms of office.

☐  FOR                         ☐  AGAINST                  ☐  ABSTAIN

IMPORTANT: Please indicate if you have a "Personal Interest" in the above Proposal 2, by marking an "X" in the one of the boxes below. Your vote will not be counted if you do not fill in one of the boxes below.

I HAVE A PERSONAL INTEREST   YES  ☐  NO  ☐

3.	Proposal to elect Ms. Lian Goldstein as an external director for a three (3) year term, commencing November 1, 2017.

☐  FOR                         ☐  AGAINST                  ☐  ABSTAIN

IMPORTANT: Please indicate if you have a "Personal Interest" in the above Proposal 3, by marking an "X" in the one of the boxes below. Your vote will not be counted if you do not fill in one of the boxes below.

I HAVE A PERSONAL INTEREST   YES  ☐  NO  ☐

4.	Proposal to approve an updated indemnification agreement in favor of the Company's directors and officers, as described in the Proxy Statement.

☐  FOR                         ☐  AGAINST                  ☐  ABSTAIN

IMPORTANT: Please indicate if you have a "Personal Interest" in the above Proposal 4, by marking an "X" in the one of the boxes below. Your vote will not be counted if you do not fill in one of the boxes below.

I HAVE A PERSONAL INTEREST   YES  ☐  NO  ☐

5.
Proposal to approve a reverse split of the Company's Ordinary Shares, such that every 5 Ordinary Shares in the reserved and issued share capital of the Company, NIS 0.6 nominal value each, will be consolidated into one Ordinary Share, of NIS 3.00 nominal value each, and to amend the Company's Articles of Association and Memorandum of Association accordingly. No fractional shares will be issued as a result of the reverse-split. Instead, all fractional shares will be rounded to the next whole number of shares.

☐  FOR                         ☐  AGAINST                  ☐  ABSTAIN

6.	Proposal to approve the amendment to the terms of and the extension of Ms. Revital Cohen-Tzemach's employment, as described in the Proxy Statement.

☐  FOR                         ☐  AGAINST                  ☐  ABSTAIN

IMPORTANT: Please indicate if you have a "Personal Interest" in the above Proposal 6, by marking an "X" in the one of the boxes below. Your vote will not be counted if you do not fill in one of the boxes below.

I HAVE A PERSONAL INTEREST   YES  ☐  NO  ☐

7.	Proposal to approve the amended general engagement terms, processes and restrictions, as described in the Proxy Statement, of the Soldering and Assembly Services Procedure with Nistec Ltd.

☐  FOR                         ☐  AGAINST                  ☐  ABSTAIN

IMPORTANT: Please indicate if you have a "Personal Interest" in the above Proposal 7, by marking an "X" in the one of the boxes below. Your vote will not be counted if you do not fill in one of the boxes below.

I HAVE A PERSONAL INTEREST   YES  ☐  NO  ☐

8.	Proposal to approve the amended general engagement terms, processes and restrictions, as described in the Proxy Statement, of the PCB Purchase Procedure with Nistec Ltd.

☐  FOR                         ☐  AGAINST                  ☐  ABSTAIN

IMPORTANT: Please indicate if you have a "Personal Interest" in the above Proposal 8, by marking an "X" in the one of the boxes below. Your vote will not be counted if you do not fill in one of the boxes below.

I HAVE A PERSONAL INTEREST   YES  ☐  NO  ☐

9.
Proposal to approve the reappointment of Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young Limited, as the Company's independent auditors, for the year ending December 31, 2017 and for such additional period until the next annual general meeting of shareholders.

☐  FOR                         ☐  AGAINST                  ☐  ABSTAIN

Please sign, date and return the card promptly in the accompanying envelope.

NOTE:  Please sign exactly as name appears on this proxy. When shares are held by joint tenants, both should sign or the senior of the joint tenants should sign.  When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.  If the person named on the shares certificate has died, please submit evidence of your authority.  If a corporation, please sign in the full corporate name by the President or authorized officer and indicate the signer's office.  If a partnership, please sign in the partnership name by an authorized person.

Dated: Signature: Signature if held jointly: Printed Name: Address:

3